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                             October 5, 2023

       Ryan Wilson
       Director
       1427702 B.C. Ltd.
       2900-550 Burrard Street
       Vancouver, British Columbia, Canada V6C 0A3

                                                        Re: 1427702 B.C. Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed September 22,
2023
                                                            File No. 333-273972

       Dear Ryan Wilson:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed September 22, 2023

       Questions and Answers
       What equity stake will Jupiter stockholders and Filament shareholders have in TopCo after the
       Closing?, page 12

   1. We note your response to prior comment 3. Please further revise to include all potential sources of dilution in
the ownership table.
       Q. What happens to the funds held in the Trust Account upon consummation of the Business
       Combination?, page 13

   2. We note your response to comment 1 and reissue in part. Please revise to include disclosure that Jupiter
may be unable to meet the closing cash condition and that Filament may waive the condition
and describe the combined company's liquidity position if this
 Ryan Wilson
1427702 B.C. Ltd.
October 5, 2023
Page 2
         scenario were to occur. In your revisions, please disclose the funding that the combined company requires to operate for the first twelve months following the closing.
Information About Filament
Our Technology, page 208

3. We note your response to prior comment 26 and revised disclosure. Please revise to provide the basis for your belief that your "methods will enable [you] to create new natural psychedelic medicines in the near term." Please also clarify that these medicines will still be subject to the regulatory approval process and that development of these medicines could fail. Finally, please tell us how your statement that you will develop these new psychedelic medicines in the "near term" is consistent with your statement that you do not have material research and development programs other than for psilocin and psilocybin.
Internal Clinical Trials, page 211

4. We note your response to prior comment 30 and revised disclosure. Please revise further to disclose the design of the Phase 2 trial including the anticipated number of patients, how patients will be selected, the number of times that patients will be dosed, whether the patients will also receive psychotherapy as a part of the trial and whether the trial will include a placebo component.
Licensing Agreements, page 213

5. We note your response to prior comment 42 and revised disclosure. Please revise the
         "Select Customer Contracts" table to reflect your disclosure on pages 222 and 245 that the trials being conducted by EntheoTech Bioscience and Cybin Therapeutics are on hold due to internal capital restraints.
6. Your disclosure on page 224 indicates that the trials to be conducted by NeoLumina
       Bioscience and Reset Pharmaceuticals are both in the planning stage. However, the status bar for each of these trials in the "Select Customer Contracts" graphic appears to be drawn into the Phase 2 column. To the extent neither of these trials has commenced or received
FirstName LastNameRyan Wilson
       regulatory authorization to proceed and these companies have not previously conducted a
Comapany    Name1427702
       clinical trial of yourB.C. Ltd.candidates, please remove the status bars from the graphic for product
Octoberthese two Page
         5, 2023   companies.
                         2     Alternatively, please advise.
FirstName LastName
 Ryan Wilson
FirstName  LastNameRyan Wilson
1427702 B.C.  Ltd.
Comapany
October    Name1427702 B.C. Ltd.
        5, 2023
October
Page 3 5, 2023 Page 3
FirstName LastName
Opioid Use Disorder Development Plan, page 218

7. We note your response to comment 38 and reissue in part. We note your development table on page 218 refers to your methamphetamine disorder indication and not your opioid use disorder indication. Please revise or otherwise advise.
Sales, Marketing and Contractual Relationships, and Customers
Licensing Agreements and Partnership Network, page 222

8. We note your response to comment 41 and reissue in part. Please revise the descriptions of each of your agreements in this section to quantify all payment made to date for each agreement. Please also revise your description of the royalty rates of the commercial license agreements to provide a range that does not exceed 10 percent (e.g. between 20 and 30 percent).
Intellectual Property and Trademarks, page 228

9. We note your response to comment 44 and reissue in part. Please revise to disclose the expected expiration dates for your pending patent applications. Condensed Interim Consolidated Statements of Cash Flows, page F-38

10. Please correct the mathematical errors contained in these statements as appropriate in your next filing. As part of your response, please confirm to us that the financial statements contain no further mathematical errors.
       Please contact Gary Newberry at 202-551-3761 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Jonathan Deblinger, Esq.